EXHIBIT 4.1
UNIT PURCHASE OPTION CLARIFICATION AGREEMENT
     This Unit Purchase Option Clarification Agreement (this “Agreement), dated October 5, 2007, is to the Unit Purchase Option, dated as of April 17, 2006 (the “Unit Purchase Option”), by and between JK Acquisition Corp., a Delaware corporation (“Company), and Ferris, Baker Watts, Incorporated (“Holder”).
     WHEREAS, the Company’s final prospectus, dated April 11, 2006, indicated (i) that no Warrant would be exercisable unless at the time of exercise a prospectus relating to the Common Stock issuable upon exercise of the Warrant is current and the Common Stock has been registered under the Securities Act or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrant and (ii) that the Warrant may be deprived of any value and the market for the Warrant may be limited if the prospectus relating to the Common Stock issuable upon the exercise of the Warrant is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holder of the Warrant resides.
     WHEREAS, as a result of certain questions that have arisen regarding the accounting treatment applicable to the Warrants, the parties hereto deem it necessary and desirable to amend the Unit Purchase Option to clarify that the registered holders do not have the right to receive a net cash settlement. In the event the Company does not maintain a current prospectus relating to the Common Stock issuable upon exercise of the Warrants at the time such Warrants are exercisable.
     NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to he legally bound hereby, the parties hereto agree to amend the Unit Purchase Option as set forth herein.
     1. Unit Purchase Option. The Unit Purchase Option is hereby amended by adding the following sentence as the penultimate sentence of Section 1:
“Furthermore, if the Company is unable to deliver any securities pursuant to the exercise of the Common Stock and Warrant as a result of the foregoing situations, the Company will have no obligation to pay such registered holder any cash or other consideration or otherwise “net cash settle” the Common Stock or Warrants.”
     2. Miscellaneous
     (a) Governing Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of Law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall he brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to he served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested postage prepaid addressed to it at the address set forth in Section 9.2 of the Unit Purchase Option. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim,
     (b) Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.
     (c) Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Agreement, provisions of the Unit Purchase Option which are not inconsistent with this Agreement shall remain in full force and effect. This Agreement may be executed in counterparts.
     (d) Severability. This Agreement shall he deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall he added as part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK

     IN WITNESS WHEREOF, the parties hereto have executed this Unit Purchase Option Clarification Agreement as of the date first written above,

HOLDER: FERRIS, BAKER WATTS, INCORPORATED
By:	/s/ CHRIS FREEMAN
	Name:	Chris Freeman
	Title:	Vice President

COMPANY: JK ACQUISITION CORP.
By:	/s/ JAMES P. WILSON
	Name:	James P. Wilson
	Title:	Chief Executive Officer

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